UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 000-52679

CHINA DISCOVERY ACQUISITION CORP.

(Translation of registrant’s name into English)

7 Finance Street
Winland International Finance Center #1108
Xicheng District, Beijing
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

China Discovery Acquisition Corp. (“China Discovery”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Discovery’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the form 6-K filed by Spring Creek with the Securities and Exchange Commission on April 14, 2009.

China Discovery’s officers and directors have no rights to any liquidation distribution China Discovery makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Discovery does not acquire a target business within thirty months of the IPO as required by China Discovery’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of China Discovery and other interested persons are advised to read China Discovery’s proxy statement, when available, in connection with China Discovery’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Discovery. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding HeNan Smart Food Company Limited (“Target,” and together with its subsidiaries and affiliated entities, “HeNan Smart”) or China Discovery’s (together with HeNan Smart, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding HeNan Smart’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The China Discovery and HeNan Smart may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which HeNan Smart is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting HeNan Smart's revenue and profitability; HeNan Smart’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; and general economic conditions. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by China Discovery of HeNan Smart. Neither China Discovery nor HeNan Smart assumes any obligation to update any forward-looking statements.

Other Events

Commencing April 21, 2009, China Discovery Acquisition Corp. (“China Discovery”) intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.1 and is incorporated by reference herein.

Where to Find Additional Information

China Discovery is a foreign private issuer. As such, the Proxy Statement and other proxy materials with respect to the proposed acquisition by China Discovery of HeNan Smart Food Company Limited (“Target,” and together with its subsidiaries and affiliated entities, “HeNan Smart”) will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The Proxy Statement with respect to the proposed acquisition by China Discovery of HeNan Smart will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of China Discovery to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

China Discovery will file with the SEC the Proxy Statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein. Shareholders are urged to carefully read the Proxy Statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about China Discovery and the proposed acquisition. Copies of the Proxy Statement and other documents filed by China Discovery will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Discovery Acquisition Corp., Winland International Finance Center, suite 1108 No. 7 Finance St. Xicheng District, Beijing,China, telephone number: 650-521-6800.

Exhibits

No.	Description
99.1	Presentation, dated April 21, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 21, 2009	CHINA DISCOVERY ACQUISITION CORP.

	By:	/s/ Beatrice Hom
Name: Beatrice Hom
Title: Chief Operating Officer and Chief Financial Officer